EXHIBIT 7.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges

for SEK excluding the S-system

on the Basis of IFRS

(Skr millions, except for ratios)

	Year ended December 31,
	2008	Restated 2007(1)	Restated 2006(1)
Fixed Charges:
Interest expenses	11,420.8	10,213.7	7,242.0

Earnings:
Net profit	143.9	345.9	270.5
Taxes	41.3	151.1	112.8
Fixed charges	11,420.8	10,213.7	7,242.0
	11,606.0	10,710.7	7,625.3

Ratio of earnings to fixed charges	1.02	1.05	1.05

(1) Restated, see Note 34.

For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, of SEK.